UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

Commission File Number 000-32793

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K	☐ Form 11-K	☒ Form 20-F	☐ Form 10-Q	☐ Form N-SAR

For Period Ended:  December 31, 2005

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For Period Ended: N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A

PART I

REGISTRANT INFORMATION

WORLD GAMING PLC

(Full name of registrant)

Former name if applicable:

Minerva House

5 Montague Close

London SE1 9BB

United Kingdom

(Address of principal executive office)

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

While the Registrant has completed and is in a position to file its annual report on Form 20-F, it has been unable to obtain consent from its U.S. auditors for the purposes of submission of the annual report with the Securities and Exchange Commission as they have not concluded their internal reviews. The U.S. auditors, H.J. & Associates LLC have indicated that they will be in a position to provide consent within the extension period provided by the Form 12b-25. The Company’s United Kingdom Annual Report and Financial Statements were signed off by its auditors on April 28, 2005.

PART IV

OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification

David Naismith	888	883-0833
(Name)	(Area Code)	(Telephone Number)

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes	☐ No

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes	☐ No

The Registrant’s results of operations for the year ended December 31, 2005 (“Fiscal 2005”) will change significantly from the results of operations from the year ended December 31, 2004 primarily as a result of an acquisition completed by the Registrant during 2005. The Registrant has previously filed its unaudited results of operations for Fiscal 2005 under cover of Form 6-K on March 29, 2006. The results of operations for Fiscal 2005 to be included in the Form 20-F for Fiscal 2005 do not differ materially from the results of operations included in the March 29, 2006 Form 6-K.

WORLD GAMING PLC

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	July 3, 2006	By:	/s/ David Naismith
		Name:	David Naismith
		Title:	Chief Financial Officer